Exhibit (a)(2)
Dear Financial Advisor,
West 4 Capital LP and certain of its affiliates have commenced a tender offer to purchase up to 700,000 shares of the outstanding common stock (the “Shares”) of Lightstone Value Plus REIT II, Inc. (the “Company”) at a price of $5.37 per Share in cash (the “West 4 Offer”).
In response to the West 4 Offer, the Company is commencing a tender offer (the “Company Offer”) for up to 700,000 Shares at a price of $6.00 per Share, expiring on June 14, 2024. The Company Offer is at a higher price than the West 4 Offer.
The Company’s board of directors (the “Board”) has evaluated the terms of both offers and notes that, although the Company Offer is at a higher price than the West 4 Offer, the price in both offers is substantially below the most recent estimated net asset value per Share (“NAV per Share”) of $9.84 per share as of December 31, 2023.(1)
Because the offer prices under the Company Offer of $6.00 per Share and the West 4 Offer of $5.37 per Share are both substantially below the most recently published estimated NAV per Share of $9.84, the Board recommends that stockholders DO NOT tender their Shares in the Company Offer or the lower West 4 Offer.
For additional information, please access the Company’s SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.
Please follow the links below if you would like to see a copy of the Letter that will be mailed to Stockholders regarding the Board recommendation, the Schedule TO regarding the Company Offer, or the Schedule 14D-9 in response to the West 4 Offer, each filed with the Securities and Exchange Commission and also available for free on our website at www.lightstonecapitalmarkets.com.
Please see links below for a copy of letters to investors:
Letter to Stockholders - re West 4 Offer and Company Offer
Schedule 14D-9 Response
Schedule TO (Company Offer)
Sincerely,
The Lightstone Shareholder Services Team
(1)
For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the estimated values of the Company’s assets and liabilities in connection with the calculation of its NAV per Share of $9.84, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 27, 2024. Please note that the Company’s most recently published estimated NAV per Share of $9.84 is as of December 31, 2023 and was calculated as of a specific date. Accordingly, the value of the Shares may fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and capital markets. These risks have not been priced into the Company’s estimated NAV per Share of $9.84. There is no assurance of the extent to which the most current estimated valuation should be relied upon for any purpose after its effective date.

Forward-Looking Statements
The foregoing includes forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results, performances or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to (i) changes in market factors that could impact our rental rates and operating costs, (ii) financing risks, such as the inability to obtain equity, debt, or other sources of financing on favorable terms, (iii) changes in governmental laws and regulations, (iv) the level and volatility of interest rates and the availability of suitable acquisition opportunities. Accordingly, there is no assurance that our expectations will be realized.

Forward-looking statements in the foregoing reflect our management’s view only as of the date of this letter, and may ultimately prove to be incorrect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by applicable law.
Our mailing address is:
P.O. Box 219002, Kansas City, MO 64121-9002
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